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                            October 27, 2021

       Gina Goetter
       Chief Financial Officer
       Harley-Davidson, Inc.
       3700 West Juneau Avenue
       Milwaukee, Wisconsin 53208

                                                        Re: Harley-Davidson,
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 23,
2021
                                                            Form 8-K Furnished
July 21, 2021
                                                            File No. 001-09183

       Dear Ms. Goetter:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31 2020

       Form 8-K furnished on July 21, 2021, page 3

   1. Please tell us why you believe the adjustment for EU tariffs may be appropriate when considering Question
100.01 of the SEC Staff's Compliance and Disclosure
                                                        Interpretations on
non-GAAP Financial Measures, or revise future filings and furnished information as
necessary. In addition, please enhance your usefulness disclosure to provide a more
substantive justification for how Adjusted Net Income provides useful information.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gina Goetter
Harley-Davidson, Inc.
October 27, 2021
Page 2

       You may contact Effie Simpson at (202) 551-3346 or Kevin Woody, Branch Chief at
(202) 551-3629 with any questions.



                                                       Sincerely,
FirstName LastNameGina Goetter
                                                       Division of Corporation
Finance
Comapany NameHarley-Davidson, Inc.
                                                       Office of Manufacturing
October 27, 2021 Page 2
cc:       Patrick Quick
FirstName LastName